EXHIBIT 6

The Board resolves the distribution of cash dividend for year 2011

Date of events: 2012/03/27

Contents:

1.Date of the board of directors resolution:2012/03/27

2.Type and monetary amount of dividend distribution: The Board of Directors resolved to distribute cash dividend NT$5.4608 per share for year 2011.

3.Any other matters that need to be specified: None